EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS EXCEPT RATIO)

	For the Years Ended December 31,
	2003	2002	2001	2000	1999
Earnings:
Income from continuing operations before minority interest	$65,054	$56,814	$42,062	$35,974	$29,204
Add: Fixed charges	65,224	50,652	46,750	42,172	24,541
Less: Preferred dividends from
consolidated subsidiaries	(411)	—	—	—	—

Earnings	129,867	107,466	88,812	78,146	53,745
Fixed charges:
Interest expense	64,813	50,652	46,750	42,172	24,541
Preferred dividends from
consolidated subsidiaries	411	—	—	—	—

Fixed charges	65,224	50,652	46,750	42,172	24,541
Ratio of earnings to fixed charges	1.99	2.12	1.90	1.85	2.19